EXHIBIT 21.1
Significant Subsidiaries of WEBTOON Entertainment Inc.

Subsidiaries	Jurisdiction
LINE Digital Frontier Corporation	Japan
Munpia Inc.	Republic of Korea
NAVER WEBTOON Ltd.	Republic of Korea
Studio N Corporation	Republic of Korea
Wattpad Corporation	Canada